EXHIBIT 28(n) 5 UNDER FORM N-1A

EXHIBIT 99 UNDER ITEM 601/REG. S-K

retirement Shares Exhibit

To

Multiple Class Plan

(Revised 2/8/16)

1. Separate Arrangement And Expense Allocation

For purposes of Rule 18f-3 under the Act, the basic distribution and shareholder servicing arrangement for the Retirement Shares will consist of sales and shareholder servicing by financial intermediaries. Financial intermediaries may receive a shareholder service fee for services provided. In connection with this basic arrangement, Retirement Shares will bear the following fees and expenses:

Fees and Expenses	Maximum Amount Allocated Retirement Shares
Sales Load	None
Contingent Deferred Sales Charge ("CDSC")	None
Shareholder Service Fee	Up to 25 basis points (0.25%) of the average daily net asset value
12b-1 Fee	None
Other Expenses	Itemized expenses incurred by the Fund with respect to holders of Retirement Shares as described in Section 3 of the Plan

2. Conversion and Exchange Privileges

For purposes of Rule 18f-3, Retirement Shares have the following conversion rights and exchange privileges at the election of the shareholder:

Conversion Rights:	None
Exchange Privilege:	Retirement Shares may be exchanged for Retirement Shares of any other Federated fund or share class that does not have a stated sales charge or contingent deferred sales charge, except Class A Shares of Federated Government Reserves Fund and Class R Shares.

In any exchange, the shareholder shall receive shares having the same aggregate net asset value as the shares surrendered. Exchanges to any other Class shall be treated in the same manner as a redemption and purchase.

Schedule of Funds

Offering retirement Shares

The Funds set forth on this Schedule each offer Retirement Shares on the terms set forth in the Retirement Shares Exhibit to the Multiple Class Plan:

Multiple Class Company	Series

Edward Jones Money Market Fund